Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains portions of Piedmont Airlines, Inc.’s employee newsletter.

2013 ALC: "Build Something Great"



US Airways' senior leadership team: Steve Johnson, Corporate & Government Affairs; Derek Kerr, CFO; Robert Isom, COO; Doug Parker, CEO; Scott Kirby, President; Andrew Nocella, Marketing & Planning; Elise Eberwein, People, Communications & Public Affairs.





Above left: CEO Steve Farrow, center, with US Airways' In Flight Services vice-president Hector Adler (left) and Piedmont vice-president Tim McMasters. Top right: Dale Witmer, MDT base manager and Mike Underwood, stores manager.

Q: What is the future of the regional fleet?

A: "(We expect) a lot of regional growth, but specifics about each airline are uncertain at this point."

-Andrew Nocella

"We are working on the fleet. I wish I could tell you more at this point, but it will be at least a couple of months."

-Scott Kirby





Tina Weaver, director, and Eric Morgan, vice-president, will serve on one of the 29 planning teams put in place to facilitate the merger.

More than 2,000 US Airways, Piedmont and PSA leaders attended the Annual Leadership Conference in PHX April 29 - May 2 to mark the company's successes of 2012 and hear from senior leadership about plans for the US Airways - American Airlines merger. CEO Doug Parker began by calling the meeting bittersweet. "Bitter because this is probably the last time we'll be doing this here (in PHX), but sweet because ...this is what you all have done to get us here." Parker then walked through Airways' remarkable four-year turnaround: from huge losses in 2008 and 2009 to record profits in 2012 and the first quarter of 2013. "While we were out trying to convince American that a merger would be a good idea, the rest of you simply hit it out of the park," said Parker. "(It is) by far the best team effort I've seen in my 27 years and I thank you for that. We wanted to be in a position to control our own destiny, and we are."

"The future is exciting," said Scott Kirby, president, US Airways. "This is a rare situation because (the merger) is good for everyone involved...except our competitors." The combination of the two companies, he told the group, creates growth opportunities and enhances the value of the airline for all financial stakeholders. "This is a business about scope and scale and offering customers the service they want and taking them the places they want to go." Kirby said the merger also creates a more stable environment for employees. "(There will be) greater opportunities for employees in the long term. We've always had to do the little things better because we couldn't compete with the revenue, couldn't pay our people the same. Now we can pay our people the same. We will still do the little things: respect our employees, communicate; but now we can compete instead of just trying to catch up." Kirby told the crowd the merger also creates an opportunity to reset relationships between management and labor. "That's one of the things I am most excited about," he said.

Derek Kerr, CFO, praised employees' "unbelievable performance in operations" and called it the key to allowing the company to move forward. "It gave credibility to the financial guys out on the road trying to raise money," he said. "From a financial position, we are in really good shape." Robert Isom, VP, Operations, continued the theme, pointing out that on time departures (D:0) improved from 46.1% in 2007 to 72.1% in 2010 to 74% in 2012. "And congratulations, we're off to a great start in 2013." Isom praised Safety and Maintenance and told employees to take "all of

Continued on page 5

2013 Annual Leadership Conference *Continued from page 4*

the good results and plan for the biggest challenge yet."

Planning for the merger began well before the announcement in February. A transition team was selected and officers from each airline were chosen to serve in the Integration Management Office (IMO). The IMO will oversee 29 planning teams going forward. (Piedmont's Eric Morgan and Tina Weaver serve on the Regional team.) "We want to be different (from other airline mergers)," said Isom. "We know the world is watching us and we want to set the bar higher." "The key here is that we have a lot of great people to do this," added Kerr. "A lot of people have been through this before…so there is a lot of experience and we will be able to use that experience to build the greatest airline in the world."

Parker wrapped up the event by saying, "Hopefully, you are as excited about this as I am. We have a great opportunity to build something great. We have done an amazing job getting here, and we have a lot more to do. You guys know how to do it as well as anybody in the world…and we need all of your leadership skills. I look forward to seeing you all again here next year."

"I thought the ALC was great," said Mark Blumer, ramp manager, PHL. "It was a chance to network and hear directly from Airways' senior leadership regarding the changes, challenges, and opportunities the company faces as US and AA move towards completing the merger."

"I think (Scott Kirby) did a very good job of conveying the strength of this merger and there's a lot to be excited about," added Brian Wemple, manager, Customer Service Support. "It's going to take a lot of work, but I think in the end, we're a great competitor." Look for more news and information on Wings.


50+ Years
10 employees
45+ Years
81 employees
40+ Years
508 employees
35+ Years
1,107 employees
US AIRWAYS
Average age: 49
Average seniority: 17
11 employees
50+ Years
221 employees
45+ Years
1,000 employees
40+ Years
2,580 employees
35+ Years
American Airlines
Average age: 48
Average seniority: 18

Q: How can employees help with integration?

A: Safety.

Focus on cost.

Continue to run two successful airlines.

Keep the momentum going.

PIEDMONT

President's Award Winners!



Piedmont honored 22 outstanding employees at the President's Award luncheon in PHL in April. Each winner received a certificate and a check for $1,000. Read more about their accomplishments in a special President's Award report under News & Announcements on the employee Web site. The 2012 winners are (left to right): *Robin Zerbib, Polly Vetter, Pete Frost, Adam Swick, Jeanette Kivelowitz, Lynn Kruse, Mary Ward, Jon Watson, Kathy Stahl, Sylvia Schaefer, John Surgent, CEO Steve Farrow, Glen Zacek, Brandon Hess, Jasmin Delgado, Ken Lloyd, Becki Barcus, Craig Knotts, Monica Graham, Rich Prye, Rick Shawyer, Barbara Shivers. Not shown: Stu Hetzel.*

Piedmont SPEEDWORD 5 May/June 2013

Legal Language

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction betweenAMR Corporation (“AMR”) and USAirways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE

PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways. com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/ prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013.

These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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May/June 2013